SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2005

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

     Attached hereto as Exhibit 99.1 is a press release issued by Fresenius Medical Care AG on May 4, 2005 announcing that it had entered into a definitive merger agreement to acquire Renal Care Group, Inc., Nashville, Tennessee, for a price of $48.00 per share in cash.

     EXHIBITS

     Exhibit 99.1 Investor news release dated May 4, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 4, 2005

Fresenius Medical Care Aktiengesellschaft
By:	/s/ Dr. Ben Lipps
	Name:	Dr. Ben Lipps
	Title:	Chief Executive Officer and Chairman of the Management Board

By:	/s/ Lawrence A. Rosen
	Name:	Lawrence A. Rosen
	Title:	Chief Financial Officer